EXHIBIT 12

PEOPLES BANCORP INC. QUARTERLY REPORT ON FORM 10-Q
FOR THE QUARTER PERIOD ENDED SEPTEMBER 30, 2010

STATEMENTS REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
APPEARING IN QUARTERLY REPORT ON FORM 10-Q

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2010	2009	2010	2009
Excluding Interest on Deposits:

Earnings:
Income before income taxes	$ 192	$ (6,693)	$ 5,666	$ 2,452
Fixed charges (excluding preferred stock dividends)	2,694	3,590	8,554	11,294
Total earnings	2,886	$ (3,103)	14,220	13,746
Fixed charges:
Interest expense (excluding deposit interest)	2,615	3,512	8,324	11,073
Rent expense interest factor (1)	80	78	230	221
Preferred stock dividends (2)	513	512	1,539	1,364
Total fixed charges (excluding deposit interest)	3,208	4,102	10,093	12,658

Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits	0.90	(0.76)	1.41	1.09

Including Interest on Deposits:
Earnings:
Income before income taxes	$ 192	$ (6,693)	$ 5,666	$ 2,452
Fixed charges (excluding preferred stock dividends)	7,387	10,080	23,344	31,346
Total earnings	7,579	3,387	29,010	33,798

Fixed charges:
Interest expense (including deposit interest)	7,308	10,002	23,114	31,125
Rent expense interest factor (1)	80	78	230	221
Preferred stock dividends (2)	513	512	1,539	1,364
Total fixed charges (including deposit interest)	7,901	10,592	24,883	32,710

Ratio of Earnings to Fixed Charges,
Including Interest on Deposits	0.96	0.32	1.17	1.03

(1)	Represents one-third of gross rental expense, which management believes is representative of the interest factor.
(2)	Represents the dividends accrued on the Series A Preferred Shares during the period.